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                            July 14, 2022

       Zach Bair
       Chief Executive Officer
       VNUE, Inc.
       104 West 29th Street, 11th Floor
       New York, NY 10001

                                                        Re: VNUE, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-262712

       Dear Mr. Bair:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed July 11,
2022

       Item 16. Exhibits and Financial Statement Schedules, page II-3

   1. We note your response to comment 4 and we re-issue the comment. Please file the executed copies of the
equity financing agreement and registration rights agreement. In this regard, we note
that exhibits 10.17 and 10.18 only provide the forms of such agreements and that the
signature pages are not executed.
 Zach Bair
FirstName
VNUE, Inc.LastNameZach Bair
Comapany
July       NameVNUE, Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Scott Doney